Exhibit 99.1

Descartes Acquires ShipRush
Strengthens e-Commerce Shipping Capabilities on the Global Logistics Network

WATERLOO, Ontario, May 19, 2017 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired ShipRush, a leading provider of e-commerce multi-carrier parcel shipping solutions for small-to medium-sized businesses (SMBs).

US-based ShipRush helps e-commerce SMBs and omni-channel retailers execute parcel shipments for last-mile delivery to customers.  With integrations to over 60 business systems, including leading ERP, e-commerce and supply chain platforms, the ShipRush platform helps customers to streamline their supply chain and reduce transportation costs by automatically importing orders, comparing carrier rates, printing shipping labels for all major carriers, and tracking through final delivery.

“As consumer and business-to-business buying patterns evolve, the parcel shipping market continues to grow in size and importance,” said Ken Wood, EVP of Product Management at Descartes. “Without a comprehensive omni-channel strategy that includes advanced parcel shipping capabilities, e-commerce retailers and SMBs alike can be left with escalating costs and poor delivery execution that can impact customer satisfaction.  ShipRush’s solutions help address this problem with tools to integrate with front-end commerce systems and parcel shipping providers for seamless package labelling, rating, tracking and postage processing.”

 “The ShipRush team brings deep domain expertise in e-commerce and parcel shipping to Descartes,” said Edward J. Ryan, Descartes’ CEO. “When combined with our solutions from the recent Oz and pixi acquisitions, it provides our omni-channel retail and SMB customers with a broad set of solutions to address their parcel shipping needs. We welcome the ShipRush employees, customers and partners to the Descartes community, and look forward to integrating them into our industry-leading Global Logistics Network.”

ShipRush is headquartered in Seattle, Washington. Descartes acquired ShipRush for up-front consideration of approximately $USD 14.0 million satisfied with cash on hand, plus potential performance-based consideration.  The maximum amount payable under the all-cash performance-based earn-out is $USD 3.0 million, based on ShipRush achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2019 and fiscal 2020.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com